W.R. Hambrecht + Co., LLC

539 Bryant Street, Suite 100

San Francisco, CA 94107

July 11, 2005

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn:    Eduardo Aleman, Esq.

Re:	CryoCor, Inc.

Registration Statement on Form S-1 (No. 333-123841)

Dear Mr. Aleman:

The undersigned, as managing underwriter for the public offering of the common stock of CryoCor, Inc., a Delaware corporation (the “Company”), hereby joins in the Company’s request that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated so that said Registration Statement will become effective at 4:00 p.m., Washington, D.C. time, on July 13, 2005 or as soon thereafter as possible.

The number of preliminary prospectuses dated June 27, 2005 which have been distributed is as follows:

To Whom Delivered	No. of Copies

Prospective Underwriters	2,800
Institutions	2,500
Others	1,500

Total	6,800

Very truly yours,

W.R. HAMBRECHT + CO., LLC

By:	/s/ Gordon K. Johnson
Name:	Gordon K. Johnson
Title:	Managing Director